UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. ___)*

InkSure Technologies Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

45727E
(CUSIP Number)

James E. Lineberger, Jr.
Lineberger & Co., LLC
1120 Boston Post Road
Darien, CT 06820
203-655-7578

With a copy to:
Rushika Kumararatne de Silva, Esq.
Troutman Sanders LLP
5 Park Plaza, Suite 1400
Irvine, California 92614
(949)-622-2700

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 29, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). James E. Lineberger Revocable Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.	Check the Appropriate Box if Member of a Group
		(a)	☐
		(b)	☒

3.	SEC Use Only

4.	Source of Funds		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Florida

Number of Shares	7. Sole Voting Power		2,009,930
Beneficially Owned	8. Shared Voting Power		0
By Each Reporting	9. Sole Dispositive Power		2,009,930
Person With	10. Shared Dispositive Power		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,009,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		4.66%(1)

14.	Type of Reporting Person (See Instructions)		OO

(1) Based on a total of 43,173,592 shares outstanding as of November 12, 2013, as reported in the Issuer’s Quarterly Report Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2013.

SCHEDULE 13D
CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
L & Co., LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 06-1557367

2.	Check the Appropriate Box if Member of a Group
		(a)	☐
		(b)	☒

3.	SEC Use Only

4.	Source of Funds		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Delaware

Number of Shares	7. Sole Voting Power		0
Beneficially Owned	8. Shared Voting Power		769,956
By Each Reporting	9. Sole Dispositive Power		0
Person With	10. Shared Dispositive Power		769,956
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		769,956

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		1.78% (1)

14.	Type of Reporting Person (See Instructions)		OO

(1) Based on a total of 43,173,592 shares outstanding as of November 12, 2013, as reported in the Issuer’s Quarterly Report Form 10-Q filed with the SEC on November 12, 2013.

SCHEDULE 13D
CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
Lineberger & Co., LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 22-2865537

2.	Check the Appropriate Box if Member of a Group
		(a)	☐
		(b)	☒

3.	SEC Use Only

4.	Source of Funds		N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		United States

Number of Shares	7. Sole Voting Power		0
Beneficially Owned	8. Shared Voting Power		769,956 (1)
By Each Reporting	9. Sole Dispositive Power		0
Person With	10. Shared Dispositive Power		769,956 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		769,956

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		1.78% (2)

14.	Type of Reporting Person (See Instructions)		OO

(1) Represents 769,956 shares held by L & Co., LLC.
(2) Based on a total of 43,173,592 shares outstanding as of November 12, 2013, as reported in the Issuer’s Quarterly Report Form 10-Q filed with the SEC on November 12, 2013.

SCHEDULE 13D
CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). James E. Lineberger I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.	Check the Appropriate Box if Member of a Group
		(a)	☐
		(b)	☒

3.	SEC Use Only

4.	Source of Funds		N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Connecticut

Number of Shares	7. Sole Voting Power		2,009,930 (1)
Beneficially Owned	8. Shared Voting Power		769,956 (2)
By Each Reporting	9. Sole Dispositive Power		2,009,930 (1)
Person With	10. Shared Dispositive Power		769,956 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,779,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		6.44% (3)

14.	Type of Reporting Person (See Instructions)		IN

(1) Represents 2,009,930 shares held by the James E. Lineberger Revocable Trust.
(2) Represents 769,956 shares held by L & Co., LLC.
(3) Based on a total of 43,173,592 shares outstanding as of November 12, 2013, as reported in the Issuer’s Quarterly Report Form 10-Q filed with the SEC on November 12, 2013

Page 6 of 10
SCHEDULE 13D
CUSIP No. 45727E
1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). James E. Lineberger, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.	Check the Appropriate Box if Member of a Group
		(a)	☐
		(b)	☒

3.	SEC Use Only

4.	Source of Funds		N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Connecticut

Number of Shares	7. Sole Voting Power		0
Beneficially Owned	8. Shared Voting Power		769,956 (1)
By Each Reporting	9. Sole Dispositive Power		0
Person With	10. Shared Dispositive Power		769,956 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		769,956

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		1.78% (2)

14.	Type of Reporting Person (See Instructions)		IN
(1) Represents 769,956 shares held by L & Co., LLC.
(2) Based on a total of 43,173,592 shares outstanding as of November 12, 2013, as reported in the Issuer’s Quarterly Report Form 10-Q filed with the SEC on November 12, 2013

SCHEDULE 13D
CUSIP No. 45727E

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) is related to shares of common stock, $0.01 par value per share (“Common Stock”), of Inksure Technologies, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The principal executive offices of the Issuer are located at 18 East 16th Street, Suite 307, New York, New York 10017.

Item 2.	Identity and Background

This Statement is being filed jointly by the James E. Lineberger Revocable Trust (the “Trust”), L & Co., LLC (“L & Co.”), Lineberger & Co., LLC (“Lineberger & Co.”), James E. Lineberger (“Lineberger I”) and James E. Lineberger, Jr. (“Lineberger II” and together with the Trust, L & Co.,  Lineberger and Co. and Lineberger I, the “Reporting Persons”).

The Trust is a trust that has been established by Lineberger I.  Lineberger I is the trustee of the Trust and makes all of the investment and voting decisions for the Trust.  The business address of the Trust is c/o Lineberger & Co., LLC, 1120 Boston Post Road, Darien, CT 06820.

L & Co. is a Delaware limited liability company principally engaged in making capital investments in business entities. The business address of L & Co. is c/o Lineberger & Co., LLC, 1120 Boston Post Road, Darien, CT 06820.  Lineberger & Co. is the managing member of L & Co.

Lineberger & Co. is a Connecticut limited liability company principally engaged in financial and investment consulting. The business address of Lineberger & Co. is 1120 Boston Post Road, Darien, CT 06820. Lineberger I and Lineberger II are the Managers of Lineberger & Co. Lineberger & Co. disclaims beneficial ownership of the shares of Common Stock beneficially owned by L & Co.

Lineberger I, an individual, is a citizen of the United States.  His business address is c/o Lineberger & Co., LLC, 1120 Boston Post Road, Darien, CT 06820.  Lineberger I disclaims beneficial ownership of the shares of common stock beneficially owned by L & Co.

Lineberger II, an individual, is a citizen of the United States.  His business address is 1120 Boston Post Road, Darien, CT 06820.  Lineberger II disclaims beneficial ownership of the shares of common stock beneficially owned by L & Co.

None of the Reporting Person have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Person have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities owned directly and indirectly by each of the Trust and L & Co. were purchased with their respective working capital.

SCHEDULE 13D
CUSIP No. 45727E

Item 4.	Purpose of Transaction.

Each of the Reporting Persons has acquired beneficial ownership of the shares of Common Stock for investment purposes.  The Reporting Persons from time to time intend to review their investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by them, either in the open market or in privately negotiated transactions.

None of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)
(i) As of February 7, 2014, based on a total of 43,173,592 shares of Common Stock outstanding as of November 12, 2013 (as reported in the Issuer’s Quarterly Report Form 10-Q filed with the SEC on November 12, 2013), the Trust’s beneficial ownership of 2,009,930 shares of Common Stock constitutes approximately 4.66% of the outstanding shares of Common Stock.

(ii) As of February 7, 2014, based on a total of 43,173,592 shares of Common Stock outstanding as of November 12, 2013 (as reported in the Issuer’s Quarterly Report Form 10-Q filed with the SEC on November 12, 2013), L & Co.’s beneficial ownership of 769,956 shares of Common Stock constitutes approximately 1.78% of the outstanding shares of Common Stock.

(iii) As of February 7, 2014, based on a total of 43,173,592 shares of Common Stock outstanding as of November 12, 2013 (as reported in the Issuer’s Quarterly Report Form 10-Q filed with the SEC on November 12, 2013), Lineberger & Co.’s beneficial ownership of 769,956 shares of Common Stock constitutes approximately 1.78% of the outstanding shares of Common Stock.

(iv) As of February 7, 2014, based on a total of 43,173,592 shares of Common Stock outstanding as of November 12, 2013 (as reported in the Issuer’s Quarterly Report Form 10-Q filed with the SEC on November 12, 2013), Lineberger’s beneficial ownership of 2,779,886 shares of Common Stock constitutes approximately 6.44% of the outstanding shares of Common Stock.

(v) As of February 7, 2014, based on a total of 43,173,592 shares of Common Stock outstanding as of November 12, 2013 (as reported in the Issuer’s Quarterly Report Form 10-Q filed with the SEC on November 12, 2013), Lineberger II’s beneficial ownership of 769,956 shares of Common Stock constitutes approximately 1.78% of the outstanding shares of Common Stock.

SCHEDULE 13D
CUSIP No. 45727E

(b)
The table below sets forth for each of the Reporting Persons the number of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Trust	0	2,009,930	0	2,009,930
L & Co. (1)	769,956		769,956
Lineberger & Co. (1)	769,956		769,956
Lineberger I (1)	769,956	2,009,930	769,956	2,009,930
Lineberger II (1)	769,956	0	769,956	0

(1) Each of Lineberger I, Lineberger II and Lineberger & Co. disclaim all beneficial ownership of all securities owned by L & Co.

(c)
On January 29, 2014, the Trust purchased 1,842,619 shares of Common Stock at a purchase price of $0.021 per share in a privately negotiated transaction.  Except as set forth herein, during the past 60 days, the Reporting Persons have not effected any transactions in the shares of Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.
Exhibit	Description
1	Joint Filing Agreement by and among the Reporting Persons

SCHEDULE 13D
CUSIP No. 45727E

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2014

JAMES E LINEBERGER REVOCABLE TRUST
/s/ JAMES E. LINEBERGER
Name: James E. Lineberger Title: Trustee

L & CO., LLC
By: LINEBERGER & CO., LLC Its: Managing Member

/s/ JAMES E. LINEBERGER
Name: James E. Lineberger Title: Manager
LINEBERGER & CO., LLC
/s/ JAMES E. LINEBERGER
Name: James E. Lineberger Title: Manager
JAMES E. LINEBERGER
/s/ JAMES E. LINEBERGER

JAMES E. LINEBERGER, JR

/s/ JAMES E. LINEBERGER, JR

SCHEDULE 13D
CUSIP No. 45727E	EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, $0.01 par value per share, of Inksure Technologies, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

IN WITNESS WHEREOF, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 10th day of February, 2014.

JAMES E. INEBERGER REVOCABLE TRUST
/s/ JAMES E. LINEBERGER
Name: James E. Lineberger Title: Trustee

L & CO., LLC
By: LINEBERGER & CO., LLC Its: Managing Member

/s/ JAMES E. LINEBERGER
Name: James E. Lineberger Title: Manager

LINEBERGER & CO., LLC
/s/ JAMES E. LINEBERGER
Name: James E. Lineberger Title: Manager

JAMES E. LINEBERGER
/s/ JAMES E. LINEBERGER

JAMES E. LINEBERGER, JR

/s/ JAMES E. LINEBERGER, JR.